                                  Stantec Inc.
                                      2004
                              Third Quarter Report

                         Nine Months Ended September 30

stantec.com

10160-112 STREET
EDMONTON AB CANADA T5K 2L6
ir@stantec.com

[LOGO SATNTEC]

[LOGO YEARS]

THIRD QUARTER 2004 FINANCIAL HIGHLIGHTS

- Gross revenue for the third quarter of 2004 increased 15.7% to $139.8 million, compared to $120.8 million for the third quarter of 2003, with a year-to-date increase of 13.1% to $393.9 million.

- Net income for the third quarter of 2004 increased 17.1% to $8.5 million, compared to $7.3 million for the third quarter of 2003, with a year-to-date increase of 10.0% to $20.6 million.

- Basic earnings per share for the third quarter of 2004 were 15.0% higher at $0.46, versus $0.40 for the third quarter of 2003, with a year-to-date increase of 9.8% to $1.12.

- The Company appointed Ms. Susan E. Hartman and Mr. Robert R. Mesel to the Stantec Board of Directors effective November 4, 2004.

REPORT TO SHAREHOLDERS

I am pleased to report increases in net income and basic earnings per share of 17.1% and 15.0% respectively for the third quarter of 2004.

Our performance for the quarter reflects improvement in our administrative and marketing expenses following the integration of new staff and systems from the firms we acquired in the first quarter of the year. On a year-to-date basis, our administrative and marketing expenses as a percentage of net revenue were 40.4% for the first three quarters of 2004, compared to 41.9% at the end of the second quarter.

During the third quarter, we continued to make progress in improving our level of billings and collections, which had a positive impact on our cash position. At quarter-end, our investment in costs and estimated earnings in excess of billings amounted to 34 days of revenue, compared to 52 days at the beginning of 2004 and 32 days prior to the implementation of our new enterprise management system. We are now focusing on reducing our level of investment in accounts receivable.

New project awards during the quarter once again illustrated our ability to respond to the needs of our marketplace. In particular, strong project demand continues in the Environment market segment across the Company. In the US Southwest & West, we secured an assignment to provide a comprehensive range of services for an environmental improvement program at Lake Tahoe Basin in El Dorado County, California. This three-year contract involving environmental consulting, civil and transportation engineering, public outreach, project programming and administration, geomatics, construction staking and observation, materials testing, and other related services will require multiteam project delivery from our Environment, Transportation, Urban Land, and Buildings groups. During the quarter, work also began on the upgrade of the Walton Lake Water Treatment Plant in Georgetown, California; the design and construction management of a waterline and relief sewers at Arizona State University in Tempe, Arizona; and the design of a water reuse pump station and transmission line in Clarksdale, Arizona.

In the US Southeast, we were awarded an assignment to develop a plan and design for restoring 3,490 linear feet (1,064 linear metres) of stream and 0.75 acres (0.3 hectares) of wetland in Columbus County, North Carolina, for the North Carolina Ecosystem Enhancement Program. Our team will also provide construction oversight services and carry out the first year of monitoring for the stream and wetland restoration.

Other notable environmental projects obtained during the quarter included the design and construction administration of a new municipal water system for Campbell, New York; the detailed design and contract administration of an expansion of the Ayr Wastewater Treatment Plant in Ayr, Ontario; the development of a master plan for wastewater treatment in Drumheller, Alberta; and the design of an upgrade of the Grande Prairie Wastewater Treatment Plant in Grande Prairie, Alberta. Our Environmental Management team also secured a contract to conduct a study of aquatic ecosystem monitoring throughout the province of Alberta for Alberta Environment.

Subsequent to the end of the third quarter, we added Dunlop Architects--a 100-person architectural practice based in Toronto, Ontario--to our Company. The completion of this acquisition not only expanded our Architecture & Interior Design group Company-wide but also enhanced our presence in the Greater Toronto Area.

Clearly, the third quarter of 2004 was active and productive for our Company, reflecting our commitment to continuing to pursue our objective of orderly and profitable growth.

Tony Franceschini, P.Eng.
President & CEO
November 4, 2004

CONSOLIDATED BALANCE SHEETS


                                                              SEPTEMBER 30       December 31
(Columnar figures stated in thousands of Canadian dollars)        2004               2003
----------------------------------------------------------    ------------       ------------
                                                               Unaudited
ASSETS
CURRENT
Cash and cash equivalents                                     $     16,334       $      7,343
Short-term investments                                               7,314                  -
Accounts receivable                                                115,151             87,101
Costs and estimated earnings in excess of billings                  50,118             67,094
Income taxes recoverable                                                 -              6,921
Prepaid expenses                                                     4,989              3,246
Future income tax assets                                             7,545              5,924
                                                              ------------       ------------
                                                                   201,451            177,629
Property and equipment                                              71,170             67,670
Investment in associated companies                                   1,935              1,844
Investments - other                                                  1,074              1,137
Goodwill                                                            82,397             69,696
Intangible assets                                                    6,563              5,112
Future income tax assets                                             4,997              3,487
                                                              ------------       ------------

                                                              $    369,587       $    326,575
                                                              ------------       ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                             $     27,898       $     17,151
Accounts payable and accrued liabilities                            75,043             70,255
Billings in excess of costs and estimated earnings                  17,237             16,882
Income taxes payable                                                 3,095                  -
Current portion of long-term debt [note 4]                          15,870             13,416
Future income tax liabilities                                       10,743             10,802
                                                              ------------       ------------
                                                                   149,886            128,506
Long-term debt [note 4]                                             30,530             31,159
Future income tax liabilities                                        8,942              6,382
                                                              ------------       ------------
                                                                   189,358            166,047
                                                              ------------       ------------

SHAREHOLDERS' EQUITY
Share capital [note 5]                                              85,229             84,281
Contributed surplus [note 5]                                         2,354              1,842
Cumulative translation account                                     (15,675)           (13,861)
Retained earnings                                                  108,321             88,266
                                                              ------------       ------------
                                                                   180,229            160,528
                                                              ------------       ------------

                                                              $    369,587       $    326,575
                                                              ------------       ------------

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                               For the quarter ended         For the three quarters ended
(Columnar figures stated in thousands                                September 30                    September 30
of Canadian dollars except per share amounts)(Unaudited)       2004             2003             2004             2003
--------------------------------------------------------   ------------     ------------     ------------     ------------
                                                                              Restated                          Restated
                                                                              [note 2]                          [note 2]
INCOME
GROSS REVENUE                                              $    139,751     $    120,810     $    393,883     $    348,326
Less subconsultant and other direct expenses                     19,941           19,094           51,797           49,780
                                                           ------------     ------------     ------------     ------------
NET REVENUE                                                     119,810          101,716          342,086          298,546
Direct payroll costs                                             57,366           48,250          160,131          141,425
                                                           ------------     ------------     ------------     ------------
GROSS MARGIN                                                     62,444           53,466          181,955          157,121
Administrative and marketing expenses                            45,202           38,710          138,319          117,792
Depreciation of property and equipment                            3,253            2,351            8,865            6,920
Amortization of intangible assets                                   444              225            1,041              767
Net interest expense                                                855              592            2,354            2,053
Foreign exchange losses                                              27              153                8              496
Share of income from associated companies                          (105)             (27)            (311)            (496)
                                                           ------------     ------------     ------------     ------------

INCOME BEFORE INCOME TAXES                                       12,768           11,462           31,679           29,589
                                                           ------------     ------------     ------------     ------------
INCOME TAXES
Current                                                           5,090            5,957           12,147           11,230
Future                                                             (810)          (1,746)          (1,059)            (361)
                                                           ------------     ------------     ------------     ------------
                                                                  4,280            4,211           11,088           10,869
                                                           ------------     ------------     ------------     ------------

NET INCOME FOR THE PERIOD                                  $      8,488     $      7,251     $     20,591     $     18,720
                                                           ------------     ------------     ------------     ------------

RETAINED EARNINGS, BEGINNING OF PERIOD,
AS PREVIOUSLY REPORTED                                     $     99,927     $     76,220     $     88,266     $     64,905
Prior period adjustment [note 2]                                      -           (1,004)               -             (665)
                                                           ------------     ------------     ------------     ------------

RETAINED EARNINGS, BEGINNING OF PERIOD, AS RESTATED              99,927           75,216           88,266           64,240
Net income for the period                                         8,488            7,251           20,591           18,720
Shares repurchased [note 5]                                         (94)            (242)            (536)            (735)
                                                           ------------     ------------     ------------     ------------
RETAINED EARNINGS, END OF PERIOD                           $    108,321     $     82,225     $    108,321     $     82,225
                                                           ------------     ------------     ------------     ------------

Weighted average number of shares outstanding - basic        18,494,582       18,338,988       18,460,281       18,328,186
                                                           ------------     ------------     ------------     ------------
Weighted average number of shares outstanding - diluted      19,272,243       19,137,628       19,230,695       19,115,347
                                                           ------------     ------------     ------------     ------------
Shares outstanding, end of period                            18,503,518       18,336,584       18,503,518       18,336,584
                                                           ------------     ------------     ------------     ------------
EARNINGS PER SHARE
Basic [note 2]                                             $       0.46     $       0.40     $       1.12     $       1.02
                                                           ------------     ------------     ------------     ------------
Diluted [note 2]                                           $       0.44     $       0.38     $       1.07     $       0.98
                                                           ------------     ------------     ------------     ------------

See accompanying notes

Consolidated Statements of Cash Flows

                                                          For the quarter ended       For the three quarters ended
(Columnar figures stated in thousands of Canadian               September 30                    September 30
dollars)(Unaudited)                                         2004           2003          2004            2003
                                                          ----------    ---------     -----------     ------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                $ 146,361     $ 111,915     $   414,403     $   339,280
Cash paid to suppliers                                      (42,508)      (19,894)       (128,274)        (91,057)
Cash paid to employees                                      (81,008)      (66,998)       (245,454)       (209,915)
Dividends from equity investments                                 -             -             200               -
Interest received                                             1,605           765           5,100           1,931
Interest paid                                                (2,062)       (1,233)         (6,798)         (3,707)
Income taxes paid                                            (2,578)       (2,202)         (3,302)        (10,648)
                                                          ----------    ---------     -----------     -----------

CASH FLOWS FROM OPERATING ACTIVITIES                         19,810        22,353          35,875          25,884
                                                          ----------    ---------     -----------     -----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and
 bank indebtedness assumed [note 3]                            (754)          (35)        (15,024)         (5,946)
Purchase of short-term investments                           (1,351)            -          (7,314)              -
Proceeds on disposition of investments                            -           133              55             195
Purchase of property and equipment                           (3,644)       (6,912)        (11,576)        (20,646)
Proceeds from disposition of property and equipment             301            27             559           1,423
                                                          ----------    ---------     -----------     -----------

CASH FLOWS USED IN INVESTING ACTIVITIES                      (5,448)       (6,787)        (33,300)        (24,974)
                                                          ----------    ---------     -----------     -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt                                  (6,410)       (4,486)        (18,519)        (15,866)
Proceeds from long-term borrowings                                -             -          13,960               -
Net change in bank indebtedness financing                    (6,314)       (5,381)         10,747              54
Repurchase of shares for cancellation [note 5]                 (117)         (317)           (661)           (994)
Proceeds from issue of share capital [note 5]                   137            71           1,055             582
                                                          ----------    ---------     -----------     -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES              (12,704)      (10,113)          6,582         (16,224)
                                                          ----------    ---------     -----------     -----------

FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY         (212)         (705)           (166)         (1,169)
                                                          ----------    ---------     -----------     -----------

NET INCREASE (DECREASE) IN CASH                               1,446         4,748           8,991         (16,483)
Cash, beginning of the period                                14,888         7,971           7,343          29,202
                                                          ----------    ---------     -----------     -----------

CASH, END OF THE PERIOD                                   $  16,334     $  12,719     $    16,334     $    12,719
                                                          ----------    ---------     -----------     -----------

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2003, consolidated financial statements. Because the disclosures included in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these financial statements should be read in conjunction with the December 31, 2003, annual consolidated financial statements. In management's opinion, the interim consolidated financial statements include all the adjustments necessary to present fairly such interim financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to seasonal and short-term variations as well as the timing of acquisitions, if any, during interim periods.

2. PRIOR PERIOD ADJUSTMENT

In the fourth quarter of 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001, acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of the purchase price from these acquisitions was allocated to identifiable intangible assets (contract backlog, client relationships, technology, and non-compete agreements). The adjustment was made retroactively and resulted in the following changes to previously reported financial information:


                                                                  Quarter ended     Three quarters ended
(in thousands of dollars, except earnings per share amounts)   September 30, 2003    September 30, 2003
                                                               ------------------   --------------------
                                                                        Increase               Increase
                                                                       (Decrease)            (Decrease)
Amortization of intangible assets                              $             225    $                767
Income before income taxes                                                  (225)                   (767)
Income taxes                                                                 (84)                   (287)
Net income for the period                                                   (141)                   (480)
Retained earnings, beginning of the period                                (1,004)                   (665)
Goodwill acquired [note 3]                                                     -                    (850)
Intangible assets acquired [note 3]                                            -                   1,344
Future income tax liabilities acquired [note 3]                                -                     494
Earnings per share - basic                                                     -                   (0.03)
Earnings per share - diluted                                               (0.01)                  (0.02)
                                                               -----------------    --------------------

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at September 30, 2004, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,116,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During the first three quarters of 2004, the Company acquired the shares and businesses of The Sear-Brown Group, Inc. (April 2, 2004) and GBR Architects Limited (May 31, 2004) and reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), the APAI Architecture Inc. (2003), the Ecological Services Group Inc. (2003), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses in the purchase agreements.

During the first three quarters of 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited and of Ecological Services Group Inc. for consideration consisting of cash and promissory notes. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and reduced the purchase price on the English Harper Reta Architects (2002), Site Consultants Inc. (2002), Beak International Incorporated (2002), and GeoViro Engineering Ltd. (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired or adjusted for the first three quarters of each year are as follows:

                                                      Three quarters
                                                    ended September 30
                                                   ---------------------
(in thousands of dollars)                            2004         2003
                                                   --------     --------
Cash consideration                                 $  8,811     $  4,200
     Promissory notes, due 2003 through 2007            199        5,009
                                                   --------     --------
PURCHASE PRICE                                     $  9,010     $  9,209
                                                   --------     --------
 Assets and liabilities acquired at fair values
  Bank indebtedness assumed                        $ (6,213)     $(1,7)6
  Non-cash working capital                            3,536        3,504
  Investments                                             -           57
  Property and equipment                              2,627        1,301
  Goodwill [note 2]                                  14,002        5,809
  Intangible assets [note 2]
   Client relationships                               2,045          789
   Contract backlog                                     526          355
   Technology                                             -          200
  Long-term debt                                     (7,073)        (649)
  Future income taxes [note 2]                         (440)        (411)
                                                   --------     --------
NET ASSETS ACQUIRED                                $  9,010     $  9,209
                                                   --------     --------

All of the goodwill is non-deductible for income tax purposes.

4. LONG-TERM DEBT

                                            SEPTEMBER 30    DECEMBER 31
(in thousands of dollars)                       2004           2003
                                            ------------    -----------
Non-interest bearing note payable           $        109    $       102
Other non-interest bearing notes payable           8,079         14,436
Bank loan                                         25,102         19,186
Mortgages payable                                 10,326         10,609
Other                                              2,784            242
                                            ------------    ------------
                                                  46,400         44,575
Less current portion                              15,870         13,416
                                            ------------    ------------
                                            $     30,530    $    31,159
                                            ------------    ------------

All of the Company's assets are held as collateral under a general security agreement for the bank indebtedness and bank loan. The mortgages payable are supported by first mortgages against land and buildings.

The interest expense on long-term debt in Q3 04 was $509,000 (Q3 03 - $637,000), with a year-to-date expense of $1,708,000 (2003 - $2,068,000).

5. SHARE CAPITAL


                                                                       CAPITAL STOCK                           CONTRIBUTED SURPLUS
                                                  -----------------------------------------------------       ---------------------
                                                            2004                          2003                  2004         2003
                                                  ------------------------     ------------------------       -------      --------
                                                  # OF COMMON                  # of Common
(in thousands of dollars)                              SHARES            $          Shares            $             $             $
                                                  -----------       ------     -----------       ------       -------      --------
BALANCE, BEGINNING OF THE YEAR                     18,327,284       84,281      18,282,720       83,973         1,842         1,247
Share options exercised for cash                      155,434          855          78,164          419
Stock-based compensation expense                          178          148
Shares repurchased under normal course
 issuer bid                                           (17,900)         (83)        (21,100)         (97)           (1)           (3)
                                                  -----------       ------      ----------       ------         -----         -----
BALANCE, AS AT MARCH 31                            18,464,818       85,053      18,339,784       84,295         2,019         1,392
Share options exercised for cash                       15,500           63          18,000           92
Stock-based compensation expense                                                                                  176           147
Reclassification of fair value of stock options
 previously expensed                                                    15                                                      (15)
Shares repurchased under normal course
 issuer bid                                            (4,000)         (18)        (18,000)         (83)           (1)
                                                  -----------       ------      ----------       ------         -----         -----
BALANCE, AS AT JUNE 30                             18,476,318       85,113      18,339,784       84,304         2,179         1,539
Share options exercised for cash                       32,000          137          13,000           71
Stock-based compensation expense                                                                                  176           148
Shares repurchased under normal course
 issuer bid                                            (4,800)         (21)        (16,200)         (74)           (1)           (2)
                                                  -----------       ------      ----------       ------         -----         -----
BALANCE, AS AT SEPTEMBER 30                        18,503,518       85,229      18,336,584       84,301         2,354         1,685
                                                  -----------       ------      ----------       ------         -----         -----

During 2004, 26,700 common shares (2003 - 55,300) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $661,000 (2003 - $994,000). Of this amount, $122,000 and

$3,000 (2003 - $254,000 and $5,000) reduced the share capital and contributed surplus accounts respectively, with $536,000 (2003 - $735,000) being charged to retained earnings.

During 2004, the Company recognized a stock-based compensation expense of $706,000 (2003 -$490,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($530,000; 2003 - $443,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($176,000; 2003 - $47,000) was reflected through accrued liabilities. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

6. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer
(CEO) of the Company.

During 2003, the Company had seven operating segments of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups reported to the CEO and were included in the Other reportable segment. In the second quarter of 2004, an additional operating segment was added upon the acquisition of The Sear-Brown Group, Inc. The new segment has been aggregated into the Consulting Services reportable segment.

The Design Build operating segment consisted of the operations of our 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell our interest. The sale was finalized in Q3 04.

Effective January 1, 2004, because of the sale of our Design Build operation and because our Technology segment and corporate administration groups are not material, all operations of the Company are included in one reportable segment as Consulting Services.

7. EMPLOYEE FUTURE BENEFITS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The

Company accounts for such contributions as an expense in the period in which the contributions are made. The expense recorded in Q3 04 was $1,774,000 (Q3 03 - $1,552,000), with a year-to-date expense of $5,562,000 (2003 - $4,552,000).

8. SUBSEQUENT EVENTS

Subsequent to September 30, 2004, the Company entered into a sale and leaseback agreement, subject to conditions, in connection with Stantec Centre located in Edmonton, Alberta. It is expected that the transaction will be finalized and reflected during the last quarter of 2004. The anticipated net proceeds expected to be received on the sale of the building, approximately $32 million, will be used to eliminate the first mortgage and construction loan currently outstanding on this property. The remaining proceeds will be used to reduce the balance used under our current operating facility. Any gain realized on the sale of the building will be deferred and amortized into income over the term of the new operating lease.

Subsequent to the quarter-end, the Company acquired the shares and businesses of Dunlop Architects Inc. for consideration consisting of cash and promissory notes totalling $6 million.

9. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted for the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, dated October 22, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 Third Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2003. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We may refer to and use the terms "net revenue" and "gross margin" throughout our analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF THIRD QUARTER 2004

- During the third quarter of 2004, we reduced our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) to 110 days at the end of the third quarter from 116 days at the end of the second quarter.

- We reduced our administrative and marketing expenses as a percentage of net revenue on a year- to-date basis to 40.4% from 41.9% at the end of the second quarter.

- We completed the conversion of the operations of GBR Architects Limited to our enterprise management system.

-     We finalized the sale of our 50% interest in Lockerbie Stanley Inc.

KEY OPERATING RESULTS

The table below summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:


                                                              QUARTER ENDED SEP 30           THREE QUARTERS ENDED SEP 30
                                                        -------------------------------     ------------------------------
                                                        % OF NET REVENUE    % INCREASE*     % OF NET REVENUE    % INCREASE*
                                                        -------------------------------     ------------------------------
                                                        2004      2003     2004VS. 2003      2004       2003   2004VS.2003
                                                        -----    -------   ------------     ------     -----   -----------
GROSS REVENUE                                           116.6%     118.8%          15.7%     115.1%    116.7%         13.1%
NET REVENUE                                             100.0%     100.0%          17.8%     100.0%    100.0%         14.6%
Direct payroll costs                                     47.9%      47.4%          18.9%      46.8%     47.4%         13.2%
GROSS MARGIN                                             52.1%      52.6%          16.8%      53.2%     52.6%         15.8%
Administrative and marketing expenses                    37.7%      38.1%          16.8%      40.4%     39.5%         17.4%
Depreciation of property and equipment                    2.7%       2.3%          38.4%       2.6%      2.3%         28.1%
Amortization of intangible assets                         0.4%       0.2%          97.3%       0.3%      0.2%         35.7%
Net interest expense                                      0.7%       0.6%          44.4%       0.7%      0.7%         14.7%
Foreign exchange losses                                   0.0%       0.2%         (82.4%)      0.0%      0.2%        (98.4%)
Share of income from associated companies                 0.1%       0.0%         288.9%       0.1%      0.2%        (37.3%)
INCOME BEFORE INCOME TAXES                               10.7%      11.2%          11.4%       9.3%      9.9%          7.1%
Income taxes                                              3.6%       4.1%           1.6%       3.3%      3.6%          2.0%
NET INCOME FOR THE PERIOD                                 7.1%       7.1%          17.1%       6.0%      6.3%         10.0%

OUTSTANDING COMMON SHARES - AS AT SEPTEMBER 30, 2004                                    18,503,518
OUTSTANDING COMMON SHARES - AS AT OCTOBER 22, 2004                                      18,502,318
OUTSTANDING SHARE OPTIONS - AS AT SEPTEMBER 30, 2004                                     1,276,166
OUTSTANDING SHARE OPTIONS - AS AT OCTOBER 22, 2004                                       1,276,166

---------
*% increase calculated based on the dollar change from the comparable period.

The following table sets forth selected data derived from our unaudited consolidated financial statements for the eight previous quarters ended September 30, 2004. This table has been prepared in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the consolidated financial statements and related notes thereto.

QUARTERLY UNAUDITED FINANCIAL INFORMATION (in thousands of dollars, except earnings per share amounts)

                   DEC 31, 2003       MAR 31, 2004      JUN 30, 2004      SEP 30, 2004
                   ------------       ------------      ------------      ------------
Gross revenue           111,616            117,317           136,815           139,751
Net income                6,350              5,658             6,445             8,488
EPS - basic                0.35               0.31              0.35              0.46
EPS - diluted              0.33               0.30              0.33              0.44


                   DEC 31, 2002       MAR 31, 2003      JUN 30, 2003      SEP 30, 2003
                   ------------       ------------      ------------      ------------
Gross revenue           101,737            108,440           119,076           120,810
Net income                5,659              5,012             6,457             7,251
EPS - basic                0.31               0.27              0.35              0.40
EPS - diluted              0.30               0.26              0.34              0.38

The comparability of our quarterly results are impacted by the following items:

                                                 Q4 2003 VS.     Q1 2004VS.     Q2 2004VS.     Q3 2004VS.
(in thousands of dollars)                            Q4 2002        Q1 2003        Q2 2003        Q3 2003
---------------------------------------------    -----------     ----------     ----------     ----------
INCREASE (DECREASE) IN GROSS REVENUE DUE TO
Acquisitions completed in current
and prior two years                                    8,200          4,730         10,080         12,832
Net internal growth                                     (721)         9,667          9,399          7,547
Impact of foreign exchange rates on revenue
 earned by foreign subsidiaries                       (6,500)        (5,520)        (1,740)        (1,438)
Impact of change in number of weeks reflected
 in the quarter                                        8,900              -              -              -
                                                      ------         ------         ------         ------
TOTAL INCREASE (DECREASE) IN GROSS REVENUE             9,879          8,877         17,739         18,941
                                                      ------         ------         ------         ------

Effective January 1, 2003, we converted to a 12-period reporting schedule. Each quarter contains three periods totalling 13 weeks. In 2002 and prior years, we had a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totalling 12 weeks, and the third quarter contained four periods totalling 16 weeks. As a result, the third quarter of 2003 included three fewer weeks of activity compared to the third quarter of 2002, and the fourth quarter of 2003 contained one more week of activity compared to the fourth quarter of 2002.

GROSS MARGIN

Gross margin as a percentage of net revenue was 52.1% for Q3 04, compared to 52.6% for Q3 03, with a year-to-date gross margin of 53.2% for 2004, compared to 52.6% for 2003. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenue. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 37.7% for Q3 04, compared to 38.1% for Q3 03. On a year-to-date basis, administrative and marketing expenses were 40.4% for 2004, compared to 39.5% for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. During the third quarter of 2004, a greater proportion of total staff time was charged to projects, which resulted in lower administrative and marketing labor costs. In addition, the integration of the Sear-Brown acquisition completed in the second quarter of 2004 resulted in an increase in administrative costs during that quarter. These costs were lower in the third quarter as integration of these operations continued.

DEPRECIATION OF PROPERTY AND EQUIPMENT

We implemented our new enterprise management system in Q4 03, and depreciation on the capital assets related to the system began during that quarter. Consequently, the first three quarters of 2004 reflect additional depreciation on these assets of approximately $450,000 per quarter over the same quarters in 2003.

AMORTIZATION OF INTANGIBLE ASSETS

The timing of completed acquisitions, as well as the type of intangible assets acquired, impacts the amount of amortization of intangible assets. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one year. As a result, the impact of amortization of contract backlog can be significant in the two to three quarters following an acquisition. During Q3 04, $261,000 of the amortization expense recorded related to contract backlog ($87,000 - Q3 03), and $183,000 related to client relationships and other intangible assets ($138,000 - Q3 03). On a year-to-date basis, $539,000 of the amortization expense recorded related to contract backlog ($384,000 - 2003), and $502,000 related to client relationships and other intangible assets ($383,000 - 2003). As at September 30, 2004, contract backlog was fully amortized.

SHARE OF INCOME FROM ASSOCIATED COMPANIES

Our investment in Teshmont Consultants Inc. is accounted for using the equity method of accounting. During Q1 03, Teshmont Consultants Inc. disposed of a portion of its business. The resulting gain, net of tax, accounted for $430,000 of the income from associated companies reported in 2003.

INCOME TAXES

Our effective tax rate for 2004 is 35.0%, compared to 36.7% for the year ended December 31, 2003. Our estimated tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as our estimated earnings in each of these jurisdictions.

FINANCIAL CONDITION AND LIQUIDITY

During the first three quarters of 2004, our net increase in cash was $9.0 million, compared to a net decrease of $16.5 million in the first three quarters of 2003. Improved cash flows from operating activities in 2004 of $10.0 million, an increase in long-term debt and short-term bank financing of $24.7 million, and a decrease in the amount invested in property and equipment in 2004 of $9.1 million were offset by additional investments made in 2004 for acquisitions ($9.1 million) and short-term investments ($7.3 million).

We continue to make a concerted effort to reduce the level of investment we carry in costs and estimated earnings in excess of billings and in accounts receivable. We decreased this level during the third quarter of 2004 to 110 days from the 116 days reported at the end of Q2 04, and we expect to continue this reduction until we reach the levels achieved prior to the implementation of our new enterprise management system.

Subsequent to the quarter-end, we completed the acquisition of Dunlop Architects Inc. for an initial cash payment of $3.0 million and promissory notes of $3.0 million. We also expect to finalize the sale and leaseback of Stantec Centre for net proceeds of approximately $32 million. These proceeds will be used to eliminate our first mortgage and construction loan of approximately $16.0 million. The remaining proceeds will be used to reduce our bank indebtedness.

SHAREHOLDER INFORMATION

TRANSFER AGENT               SECURITIES EXCHANGE LISTING
CIBC Mellon Trust Company    Stantec shares are traded on
Calgary, Alberta             the Toronto Stock Exchange
                             under the symbol STN.
AUDITORS
Ernst & Young LLP            INVESTOR RELATIONS
Chartered Accountants        Stantec Inc.
Edmonton, Alberta            10160 - 112 Street
                             Edmonton AB
PRINCIPAL BANK               Canada T5K 2L6
Canadian Imperial Bank of    Tel: (780) 917-7000
Commerce                     Fax: (780) 917-7330
                             ir@stantec.com